March 29, 2011



Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Constar International Inc.
Incoming letter dated March 28, 2011

Based on the facts presented, the Division will not object if Constar stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2010. In reaching this position, we note that Constar has filed a post-effective amendment removing from registration unsold securities under its effective registration statement on Form S-8, and that post-effective amendment is effective. We assume that, consistent with the representations made in your letter, Constar will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2010.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Michael J. Reedich
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

Mail Stop 4561

Eric S. Siegel
Dechert LLP
Circa Centre
2929 Arch Street
Philadelphia, PA 19104-2808

Re: Constar International Inc.

Dear Mr. Siegel:

In regard to your letter of March 28, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Dechert LLP

Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
+1 215 994 4000 Main
+1 215 994 2222 Fax
www.dechert.com

ERIC S. SIEGEL

eric.siegel@dechert.com
+1 215 994 2757 Direct
+1 215 655 2757 Fax

March 28, 2011

VIA E-MAIL

U.S. Securities and Exchange Commission
Officer of Chief Counsel
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
cfletters@sec.gov

Re: **Constar International Inc. (Commission File No. 000-16496) – Sections 12(h) and 15(d) and Rules 12g-4 and 12h-3 under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Constar International Inc., a Delaware corporation (the "Company"), we seek concurrence from the Staff of the Division of Corporate Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") with the Company's view that the update and deemed effectiveness of the Company's registration statement on Form S-8 pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), during the fiscal year ended December 31, 2010, will not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend immediately the Company's obligation to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act. Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) under the Exchange Act to suspend its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act prior to the filing deadline of the Company's Form 10-K for the year ended December 31, 2010.[1]

I. Background

On January 11, 2011, the Company and certain of its subsidiaries (collectively the "Debtors") filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code"). The Chapter 11 Cases are being jointly administered for procedural purposes under the caption *In re Constar International Inc., et al.,* Chapter 11 Case No. 11-10109 (the "2011 Chapter 11 Cases"). The Debtors are continuing to operate their businesses and manage their properties as debtors in possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Company announced the filing of the 2011 Chapter 11 Cases in a press release issued on January 11, 2011 and also filed a Current Report on Form 8-K disclosing the filing of the 2011 Chapter 11 Cases with the Commission on January 18, 2011.

On January 11, 2011, the Debtors entered into a Restructuring and Lock-Up Agreement (the "Restructuring Agreement") with holders (the "Consenting Noteholders"), in the aggregate, of in excess of 70% of the aggregate principal amount of the Company's Senior Secured Floating Rate Notes Due 2012 (the "Floating Rate Notes"). The Floating Rate Notes were registered pursuant to a Registration Statement on Form S-4 (File No. 333-124731) (the "S-4 Registration Statement") relating to an offer to exchange $220,000,000 in unregistered debt securities for corresponding registered Floating Rate Notes. Pursuant to, and subject to the terms and conditions of, the Restructuring Agreement, the Consenting Noteholders have agreed, among other things, to vote in favor of the Debtors' Joint Plan of Reorganization attached to the Restructuring Agreement (as such plan may be modified and approved by the Bankruptcy Court, the "2011 Plan").

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1 The Company is a "smaller reporting company" as defined in Rule 12b-2 under the Exchange Act. The Company's next periodic report, its Form 10-K for the year ended December 31, 2010, is due on or before March 31, 2011.

The confirmation hearing for the 2011 Plan is scheduled for April 25, 2011. If the 2011 Plan is approved on such date, the 2011 Plan is expected to become effective, and the Debtors are expected to emerge from Chapter 11, on June 1, 2011.

Pursuant to the 2011 Plan, as of the effective date of the 2011 Plan (the "Effective Date") (i) all outstanding shares of the Company's common stock, par value $.01 per share (the "Existing Common Stock"), and (ii) all Floating Rate Notes will be no longer outstanding and will be cancelled, retired and deemed terminated. The holders of the Existing Common Stock will not retain or receive anything on account of the cancellation of such Existing Common Stock. The holders of the Floating Rate Notes will receive (1) new secured notes and term loans of the Company in the aggregate amount of $70,000,000, with a maturity date of December 31, 2017, at an interest rate of 11% (the "New Notes"), (2) New Common Stock (as defined below) and (3) New Series A Preferred Stock (as defined below). Under the 2011 Plan , the issuances of the New Notes, New Common Stock and New Series A Preferred Stock (collectively, the "New Securities") will be exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act, in the case of the New Notes, and pursuant to Section 1145 of the Bankruptcy Code, in the case of the New Common Stock and New Series A Preferred Stock.

The 2011 Plan authorizes the Company to file a new or amended and restated certificate of incorporation (the "New Charter") under which it shall issue shares of its new common stock, par value $0.01 per share (the "New Common Stock"), and shares of its new Series A Preferred Stock, which may be convertible into New Common Stock subject to certain conditions (the "New Series A Preferred Stock"). The New Common Stock, which will be issued under the New Charter after cancellation of the Existing Common Stock, will be a different class of common stock than the Existing Common Stock, which has been issued under the Company's existing certificate of incorporation. Pursuant the 2011 Plan, as of the Effective Date, shares of the New Common Stock will be issued to certain holders of "General Unsecured Claims," which are unsecured claims for which the Debtors are liable (other than claims for costs and expenses of administration of the 2011 Chapter 11 Cases, priority tax claims, other claims entitled to priority in right of payment pursuant to section 507(a) of the Bankruptcy Code, intercompany claims and certain claims subject to subordination pursuant to section 510(b) of the Bankruptcy Code). Under the 2011 Plan, only holders of allowed General Unsecured Claims above a certain dollar threshold (which is currently expected to be

$4,000) will be issued New Common Stock; the holders of allowed General Unsecured Claims of the threshold amount or less will receive cash in full. As a result, the number of record holders of New Common Stock as of the Effective Date is currently expected to be around 212. Although the Floating Rate Notes are secured, holders of Floating Rate Notes constitute holders of General Unsecured Claims to the extent that a portion of their Floating Rate Notes claims are unsecured. Consequently, the Company currently expects that the holders of the Floating Rate Notes together will hold a majority of the New Common Stock as of the Effective Date.

In addition, the 2011 Plan provides for the reservation of shares of the New Common Stock for issuance by the Company of equity based compensation and awards to the management team of the Company under a management incentive program (the "New Incentive Program"), which has not yet been adopted by the Company.[2] The Company represents that holders of more than 70% of the Floating Rate Notes have informed the Company that the number of participants will be so limited that the New Common Stock will not be held by more than 300 holders of record. The Company expects the issuance of the shares of New Common Stock under the New Incentive Plan to be exempt from registration under Section 5 of the Securities Act by virtue of Rule 701 thereunder.

As a result of the Chapter 11 Cases, the Existing Common Stock was suspended from trading on the NASDAQ Stock Market on January 20, 2011. On February 18, 2011, the NASDAQ Stock Market filed a Form 25 pursuant to Rule 12d2-2(b) under the Exchange Act with the Commission to remove the Existing Common Stock from listing and registration on the NASDAQ Stock Market. The Existing Common Stock was delisted effective February 28, 2011, ten days after the Form 25 was filed.

II. The Company's Reporting Obligations Under Section 13(a)

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2 The 2011 Plan does not currently contemplate the issuance of New Series A Preferred Stock under the New Incentive Program. However, if management were to receive shares of New Series A Preferred Stock under the New Incentive Program the Company would nevertheless expect significantly fewer than 300 holders of record of the New Series A Preferred Stock because initially only the holders of Floating Rate Notes will receive New Series A Preferred Stock.

The outstanding securities of the Company consist of (i) the Existing Common Stock and (ii) the Floating Rate Notes. The Existing Common Stock is the only security registered or required to be registered under Section 12 of the Exchange Act and for which the Company has a Section 15(d) reporting obligation.

The Floating Rate Notes were registered pursuant the S-4 Registration Statement relating to an offer to exchange $220,000,000 in unregistered debt securities for corresponding registered Floating Rate Notes. The exchange offer expired on September 30, 2005 and all of the unregistered debt securities were tendered. There are no unissued securities under the S-4 Registration Statement and thus it was not updated pursuant to Section 10(a)(3) of the Securities Act by the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

The Existing Common Stock was issued on May 29, 2009 pursuant to a plan of reorganization (the "2009 Plan of Reorganization") approved by the Bankruptcy Court following the December 30, 2008 filing by the Company and certain of its subsidiaries of voluntary petitions with the Bankruptcy Court seeking reorganization relief under the provisions of Chapter 11 of the Bankruptcy Code (the "2009 Bankruptcy"). These Chapter 11 cases were jointly administered for procedural purposes under the caption *In re Constar International Inc., et al.,* Chapter 11 Case No. 08-13432 (PJW). Pursuant to the 2009 Plan of Reorganization, the issuance of the shares of the Existing Common Stock was exempt from registration under the Securities Act pursuant to Section 1145 of the Bankruptcy Code. Pursuant to the 2009 Plan of Reorganization, the Company's common stock, par value $.01 per share, which had been outstanding prior to May 29, 2009 (the "Old Common Stock"), was cancelled. The Old Common Stock had previously been listed on the NASDAQ Stock Market, but was delisted on January 8, 2009. No Floating Rate Notes were issued, cancelled or modified as a result of the 2009 Bankruptcy or 2009 Plan of Reorganization; the Floating Rate Notes that were outstanding prior to the 2009 Bankruptcy and the effectiveness of the 2009 Plan of Reorganization continued to be outstanding after the effectiveness of the 2009 Plan of Reorganization.

The Existing Common Stock was registered under Section 12(g) of the Exchange Act pursuant to a Registration Statement on Form 8-A, effective June 1, 2009. The Existing Common Stock was registered under Section 12(b) of the Exchange Act pursuant to a Registration Statement on Form 8-A, effective April 9, 2010, in connection with the listing of the Existing Common Stock on the NASDAQ Stock Market on April 9, 2010.

On January 11, 2011, the Company received notice from the NASDAQ Stock Market that the Existing Common Stock would be delisted because the Existing Common Stock did not meet NASDAQ Stock Market listing standards and that trading of the Existing Common Stock would be suspended on January 20, 2011. Since January 20, 2011, the Existing Common Stock has not traded on any other national securities exchange or on an automated dealer quotation system. Other than the Existing Common Stock and the Old Common Stock, no other securities of the Company were ever listed or traded on any securities exchange or on an automated dealer quotation system. As mentioned above, on February 18, 2011, the NASDAQ Stock Market filed a Form 25 pursuant to Rule 12d2-2(b) under the Exchange Act with respect to the Existing Common Stock. As a result of the filing of the Form 25, the Existing Common Stock was delisted from the NASDAQ Stock Market on February 28, 2011, and at such time the Company's duty to file reports under Section 13(a) of the Exchange Act solely because of the registration of the Existing Common Stock under Section 12(b) of the Exchange Act was suspended pursuant to Rule 12d2-2(d) under the Exchange Act. However, upon the suspension of the Company's reporting obligations under Section 12(b) of the Exchange Act, the Company's reporting obligations under Section 12(g) of the Exchange Act due to the prior registration of the Existing Common Stock under Section 12(g) of the Exchange Act were revived.

Upon receipt of the relief sought by this letter, the Company intends, pursuant to Rule 12g-4(a)(1) under the Exchange Act, to file a certification on Form 15 to terminate its reporting obligations under Section 13(a) of the Exchange Act (as a result of the revived registration of the Existing Common Stock under Section 12(g) of the Exchange Act) and terminate its registration under Section 12(g) of the Exchange Act. However, upon the suspension of its Exchange Act reporting obligations under Section 12(g) of the Exchange Act, the Company will nonetheless be subject to the reporting obligations of Section 15(d) of the Exchange Act, which obligations were suspended while the Company's Existing Common Stock was registered under Sections 12(g) or 12(b) of the Exchange Act.

The Company represents that the revived reporting obligation under Section 15(d) would be the only reason that the Company would have to continue to file periodic and current reports because, in accordance with the second sentence of Section 9.2(a) of the Floating Rate Notes indenture, the holders of at least a majority in aggregate principal amount of the Floating Rate Notes have waived compliance by the Company with Section 3.18 of such indenture. Such waiver does not apply to any rights the holders have under the federal securities laws, including the Exchange Act and the Trust Indenture Act of 1939, as amended. Finally, the Company represents that holders of more than 70% of the Floating Rate Notes have informed the Company that the indenture that will govern the New Notes will not require the Company to file reports with the Commission under the Exchange Act. Once the Company's reporting obligation under the Exchange Act has been terminated, the Company will not submit, file or provide such Exchange Act reports on a voluntary basis or otherwise to the Commission nor will the Company provide such reports to any third party or the trustee under the indenture governing the Floating Rate Notes or the indenture that will govern the New Notes. Accordingly, the Company also seeks to suspend, pursuant to Rule 12h-3(a) and (b)(1)(i) under the Exchange Act, its reporting obligations under Section 15(d) of the Exchange Act by filing the certification on Form 15.

The Company represents that it has filed all reports required by Section 13(a) of the Exchange Act, without regard to Rule 12b-25 under the Exchange Act, for its most recent three fiscal years and is current with respect to all Exchange Act reports as of the date of this request. Accordingly, we understand that the Company could avail itself of the suspension of its obligation to file Exchange Act reports by filing a certification on Form 15 under Rule 12h-3(a) and (b)(1)(i) under the Exchange Act, but for subsection (c) of Rule 12h-3 under the Exchange Act, which denies the suspension during any fiscal year during which a registration statement filed under the Securities Act becomes effective or is required to be updated pursuant to Section 10(a)(3) of the Securities Act, as applicable.

Prior to the commencement of the Chapter 11 Cases, the Company filed with the Commission a registration on Form S-8 (File no. 333-163482 (effective December 4, 2009)) (the "S-8 Registration Statement"), covering shares of Existing Common Stock issuable upon the exercise of options granted under the Company's 2009 Equity Compensation Plan (the "2009 Equity Plan"). No options have been granted under the 2009 Equity Plan. In addition, the Company has filed a post-effective amendment to the S-8 Registration Statement removing all unsold securities from registration thereunder, which became effective when filed on February 18, 2011.

Since the S-8 Registration Statement was post-effectively amended by the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2009, the Company seeks relief from the limitations imposed by Rule 12h-3(c) under the Exchange Act with respect to the S-8 Registration Statement. Absent relief from the application of Rule 12h-3(c) under the Exchange Act, the Company would have certain ongoing reporting obligations under Section 13(a) of the Exchange Act by virtue of Section 15(d) of the Exchange Act as a result of the application of Rule 12h-3(c).

III. The Bankruptcy

As stated above, on January 11, 2011, the Debtors filed the Chapter 11 Cases with the Bankruptcy Court and entered into the Restructuring Agreement with the Consenting Noteholders, pursuant to which the Consenting Noteholders agreed, among other things, to vote in favor of the 2011 Plan.

Among other things, the 2011 Plan provides for:

(a) The cancellation of all equity interests in the Company outstanding immediately prior to the Effective Date, including all shares of the Existing Common Stock and any options, warrants or other agreements to acquire the same;

(b) The issuance of New Common Stock to the holders of certain General Unsecured Claims, including holders of the Floating Rate Notes. The Company expects the issuance of the New Common Stock to be exempt from the registration requirements of the Securities Act, and state securities and "blue sky" laws, pursuant to the exemption provided under Section 1145 of the Bankruptcy Code;

(c) The issuance of New Series A Preferred Stock and New Notes to the holders of the Floating Rate Notes. The Company expects the issuance of the New Series A Preferred Stock and New Notes to be exempt from the registration requirements of the Securities Act, and state securities and "blue sky" laws, pursuant to the exemption provided under Section 1145 of the Bankruptcy Code, in the case of the New Series A Preferred Stock, and Section 4(2) of the Securities Act (and related state law provisions), in the case of the New Notes;

(d) The cancellation of the Floating Rate Notes and the claims arising thereunder or evidenced thereby in exchange for the issuance of the New Common Stock, New Series A Preferred Stock and New Notes to the holders of the Floating Rate Notes.

(e) The reservation of shares of New Common Stock on the Effective Date for issuance by the Company of equity based compensation and awards to the management team of the Company under the New Incentive Program.

The indenture governing the New Notes will not require the Company to file reports under the Exchange Act. Once the Company's reporting obligation under the Exchange Act has been terminated, the Company will not submit, file or provide such Exchange Act reports on a voluntary basis or otherwise to the Commission nor will the Company provide such reports to any third party or the trustee under such indenture. Pursuant to Section 304(b) of the Trust Indenture Act of 1939, as amended, the Company believes that qualification of the indenture governing the New Notes will not be required because the New Notes will be issued pursuant to an exemption from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

Immediately following consummation of the 2011 Plan and the issuance of the New Common Stock, the Company expects to have approximately 212 holders of record of its equity securities. The New Incentive Program has not yet been adopted by the Company, however, the Company represents that holders of more than 70% of the Floating Rate Notes have informed the Company that the number of participants will be so limited that the issuance of shares of New Common Stock under the New Incentive Plan would not cause the New Common Stock to be held by more than 300 holders of record.

The Company now seeks relief from its reporting obligations under Section 15(d) of the Exchange Act despite the fact that Rule 12h-3(c) under the Exchange Act states that Rule 12h-3 under the Exchange Act shall not be available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) under the Securities Act.

If the Staff grants the relief sought in this letter, no later than the due date for its next periodic report, the Company will file a certification on Form 15 (the "Form 15") with the Commission certifying that the Existing Common Stock is held of record by less than 300 persons, requesting that the Company's duty to file reports pursuant to Section 13(a) of the Exchange Act be terminated immediately pursuant to Rule 12g-4 under the Exchange Act, and requesting suspension, pursuant to Rule 12h-3(a) and (b)(1)(i) under the Exchange Act, of the Company's reporting obligations under Section 15(d) of the Exchange Act. The Company will continue to file all reports required by the Exchange Act and will be current in its Exchange Act reporting until such time as it files the Form 15.

IV. Discussion

The undersigned respectfully submits that:

- effective upon the filing of the Form 15, the Company's duty to file reports under Section 15(d) of the Exchange Act should be suspended; and
- subsection (c) of Rule 12h-3 under the Exchange Act should not be interpreted in a manner so as to require the filing of future reports despite the fact that during the Company's fiscal year ended December 31, 2010 the Company post-effectively amended its S-8 Registration Statement by filing its Annual Report on Form 10-K for the year ended December 31, 2009.

Section 15(d)'s purpose of providing information to purchasers of stock originally issued in transactions registered under the Securities Act and to the public is not applicable in the Company's situation. Similarly, the policy rational behind Rule 12h-3(c)'s deferral of the use of Form 15 when an issuer had a registration statement declared effective (or updated) during the current fiscal year is not applicable to the Company's situation.

The Commission has indicated that a literal reading of Rule 12h-3(c) is not always necessary for public policy reasons. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See* Exchange Act Release No 34-20263, dated October 5, 1983. These policy concerns are not at issue in the Company's situation. The concern about providing ongoing current information to the investing public about an issuer's activities through the end of a year in which the issuer makes an offering does not apply here because no offers or sales have ever occurred under the S-8 Registration Statement. As noted above, the Company filed a post-effective amendment to the S-8 Registration Statement on February 18, 2011 to remove from registration any unsold securities remaining under the S-8 Registration Statement. Since no investor will be able to purchase securities of the Company under the S-8 Registration Statement, the protection of Section 15(d) is no longer necessary or appropriate for the public interest or investor protection. Moreover, the Existing Common Stock is no longer trading on a national exchange and, upon the effectiveness of the 2011 Plan, all issued and outstanding shares of the Existing Common Stock will be cancelled and all holders of the Floating Rate Notes will convert their outstanding Floating Rate Notes into a mix of New Common Stock, New Series A Preferred Stock and New Notes.

We understand from the Company that there are currently 61 holders of record of the Existing Common Stock and 12 holders of record of the Floating Rate Notes. Requiring the Company to file Section 15(d) reports would not serve the purposes of Section 15(d) of the Exchange Act, but would be financially and administratively burdensome to the Company. Congress recognized that, in certain situations, the benefits of periodic reporting to the public might not always be commensurate with the burdens imposed. *See* Exchange Act Release No. 34-202063, dated October 5, 1983. The continued preparation of current and periodic reports would impose a financial burden on the Company and would involve significant management efforts. Such burdens and efforts are disproportionate to the number of record holders of the Company's securities and disproportionate to the benefits to be derived given that the Company's securities are no longer traded on a national exchange and that all issued and outstanding shares of the Existing Common Stock will be cancelled and the Floating Rate Notes will be converted upon the Company's emergence from bankruptcy.

The Staff has granted no-action relief in a range of circumstances where literal application of Rule 12h-3 would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act and where an issuer filed (i) post-effective amendments removing from registration unsold securities under its previously filed registration statements and (ii) a notice on Form 15 making appropriate claims under Rule 12g-4 and Rule 12h-3 under the Exchange Act before the due date for its next Exchange Act report. *See* Congoleum Corporation (available August 16, 2010); TXCO Resources Inc. (available March 25, 2010); Perot Systems Corporation (available February 3, 2010); International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Beverly Hills Bancorp Inc. (available March 13, 2009); Ampex Corporation (available November 14, 2008); Questar Assessment, Inc. (available June 13, 2008); International Securities Exchange (available January 3, 2008); Bausch & Lomb Incorporated (available November 6, 2007); Loudeye Corp. (available November 7, 2006); WaveRider Communications, Inc. (available March 31, 2006); Galey & Lord, Inc. (available May 10, 2004); Medialive International, Inc. (available August 13, 2003); CoorsTek, Inc. (available August 14, 2003); and Paypal, Inc. (available November 13, 2002). In each of these cases, notwithstanding the fact that a registration statement under the Securities Act had been declared effective, or was updated pursuant to Section 10(a)(3), during the relevant fiscal year, the Staff agreed with the position that Rule 12h-3(c) under the Exchange Act did not require an issuer to remain subject to the reporting requirements of Section 15(d) of the Exchange Act.

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 300 holders of record of the New Common Stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Rule 12h-3.

V. Conclusion

In light of the Staff's position in the no action letters described above and in other similar situations, the Company's current capital structure and the policy arguments presented, the Company seeks the Staff's concurrence with the Company's view that the Section 10(a)(3) update of the Company's S-8 Registration Statement during the fiscal year ended December 31, 2010 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend the Company's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act.

Due to the expense, time and effort involved in preparing and filing the Company's Annual Report on Form 10-K for the year ended December 31, 2010, we respectfully request that the Company's request be given expedited consideration. If the Staff disagrees with any of the views expressed herein, the undersigned respectfully requests an opportunity to discuss the matter with the Staff prior to any written response to this letter.

If the Staff has any questions concerning this request or requires any additional information, please contact the undersigned at (215) 994-2757 or eric.siegel@dechert.com.

Sincerely,



Eric S. Siegel

March 29, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Constar International Inc.
Incoming letter dated March 28, 2011

Based on the facts presented, the Division will not object if Constar stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2010. In reaching this position, we note that Constar has filed a post-effective amendment removing from registration unsold securities under its effective registration statement on Form S-8, and that post-effective amendment is effective. We assume that, consistent with the representations made in your letter, Constar will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2010.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Michael J. Reedich
Special Counsel


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

Mail Stop 4561

Eric S. Siegel
Dechert LLP
Circa Centre
2929 Arch Street
Philadelphia, PA 19104-2808

Re: Constar International Inc.

Dear Mr. Siegel:

In regard to your letter of March 28, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Dechert LLP

Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
+1 215 994 4000 Main
+1 215 994 2222 Fax
www.dechert.com

ERIC S. SIEGEL

eric.siegel@dechert.com
+1 215 994 2757 Direct
+1 215 655 2757 Fax

March 28, 2011

VIA E-MAIL

U.S. Securities and Exchange Commission
Officer of Chief Counsel
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
cfletters@sec.gov

Re: **Constar International Inc. (Commission File No. 000-16496) – Sections 12(h) and 15(d) and Rules 12g-4 and 12h-3 under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Constar International Inc., a Delaware corporation (the "Company"), we seek concurrence from the Staff of the Division of Corporate Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") with the Company's view that the update and deemed effectiveness of the Company's registration statement on Form S-8 pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), during the fiscal year ended December 31, 2010, will not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend immediately the Company's obligation to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act. Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) under the Exchange Act to suspend its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act prior to the filing deadline of the Company's Form 10-K for the year ended December 31, 2010.[1]

I. Background

On January 11, 2011, the Company and certain of its subsidiaries (collectively the "Debtors") filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code"). The Chapter 11 Cases are being jointly administered for procedural purposes under the caption *In re Constar International Inc., et al.,* Chapter 11 Case No. 11-10109 (the "2011 Chapter 11 Cases"). The Debtors are continuing to operate their businesses and manage their properties as debtors in possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Company announced the filing of the 2011 Chapter 11 Cases in a press release issued on January 11, 2011 and also filed a Current Report on Form 8-K disclosing the filing of the 2011 Chapter 11 Cases with the Commission on January 18, 2011.

On January 11, 2011, the Debtors entered into a Restructuring and Lock-Up Agreement (the "Restructuring Agreement") with holders (the "Consenting Noteholders"), in the aggregate, of in excess of 70% of the aggregate principal amount of the Company's Senior Secured Floating Rate Notes Due 2012 (the "Floating Rate Notes"). The Floating Rate Notes were registered pursuant to a Registration Statement on Form S-4 (File No. 333-124731) (the "S-4 Registration Statement") relating to an offer to exchange $220,000,000 in unregistered debt securities for corresponding registered Floating Rate Notes. Pursuant to, and subject to the terms and conditions of, the Restructuring Agreement, the Consenting Noteholders have agreed, among other things, to vote in favor of the Debtors' Joint Plan of Reorganization attached to the Restructuring Agreement (as such plan may be modified and approved by the Bankruptcy Court, the "2011 Plan").

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1 The Company is a "smaller reporting company" as defined in Rule 12b-2 under the Exchange Act. The Company's next periodic report, its Form 10-K for the year ended December 31, 2010, is due on or before March 31, 2011.

The confirmation hearing for the 2011 Plan is scheduled for April 25, 2011. If the 2011 Plan is approved on such date, the 2011 Plan is expected to become effective, and the Debtors are expected to emerge from Chapter 11, on June 1, 2011.

Pursuant to the 2011 Plan, as of the effective date of the 2011 Plan (the "Effective Date") (i) all outstanding shares of the Company's common stock, par value $.01 per share (the "Existing Common Stock"), and (ii) all Floating Rate Notes will be no longer outstanding and will be cancelled, retired and deemed terminated. The holders of the Existing Common Stock will not retain or receive anything on account of the cancellation of such Existing Common Stock. The holders of the Floating Rate Notes will receive (1) new secured notes and term loans of the Company in the aggregate amount of $70,000,000, with a maturity date of December 31, 2017, at an interest rate of 11% (the "New Notes"), (2) New Common Stock (as defined below) and (3) New Series A Preferred Stock (as defined below). Under the 2011 Plan , the issuances of the New Notes, New Common Stock and New Series A Preferred Stock (collectively, the "New Securities") will be exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act, in the case of the New Notes, and pursuant to Section 1145 of the Bankruptcy Code, in the case of the New Common Stock and New Series A Preferred Stock.

The 2011 Plan authorizes the Company to file a new or amended and restated certificate of incorporation (the "New Charter") under which it shall issue shares of its new common stock, par value $0.01 per share (the "New Common Stock"), and shares of its new Series A Preferred Stock, which may be convertible into New Common Stock subject to certain conditions (the "New Series A Preferred Stock"). The New Common Stock, which will be issued under the New Charter after cancellation of the Existing Common Stock, will be a different class of common stock than the Existing Common Stock, which has been issued under the Company's existing certificate of incorporation. Pursuant the 2011 Plan, as of the Effective Date, shares of the New Common Stock will be issued to certain holders of "General Unsecured Claims," which are unsecured claims for which the Debtors are liable (other than claims for costs and expenses of administration of the 2011 Chapter 11 Cases, priority tax claims, other claims entitled to priority in right of payment pursuant to section 507(a) of the Bankruptcy Code, intercompany claims and certain claims subject to subordination pursuant to section 510(b) of the Bankruptcy Code). Under the 2011 Plan, only holders of allowed General Unsecured Claims above a certain dollar threshold (which is currently expected to be

$4,000) will be issued New Common Stock; the holders of allowed General Unsecured Claims of the threshold amount or less will receive cash in full. As a result, the number of record holders of New Common Stock as of the Effective Date is currently expected to be around 212. Although the Floating Rate Notes are secured, holders of Floating Rate Notes constitute holders of General Unsecured Claims to the extent that a portion of their Floating Rate Notes claims are unsecured. Consequently, the Company currently expects that the holders of the Floating Rate Notes together will hold a majority of the New Common Stock as of the Effective Date.

In addition, the 2011 Plan provides for the reservation of shares of the New Common Stock for issuance by the Company of equity based compensation and awards to the management team of the Company under a management incentive program (the "New Incentive Program"), which has not yet been adopted by the Company.[2] The Company represents that holders of more than 70% of the Floating Rate Notes have informed the Company that the number of participants will be so limited that the New Common Stock will not be held by more than 300 holders of record. The Company expects the issuance of the shares of New Common Stock under the New Incentive Plan to be exempt from registration under Section 5 of the Securities Act by virtue of Rule 701 thereunder.

As a result of the Chapter 11 Cases, the Existing Common Stock was suspended from trading on the NASDAQ Stock Market on January 20, 2011. On February 18, 2011, the NASDAQ Stock Market filed a Form 25 pursuant to Rule 12d2-2(b) under the Exchange Act with the Commission to remove the Existing Common Stock from listing and registration on the NASDAQ Stock Market. The Existing Common Stock was delisted effective February 28, 2011, ten days after the Form 25 was filed.

II. The Company's Reporting Obligations Under Section 13(a)

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2 The 2011 Plan does not currently contemplate the issuance of New Series A Preferred Stock under the New Incentive Program. However, if management were to receive shares of New Series A Preferred Stock under the New Incentive Program the Company would nevertheless expect significantly fewer than 300 holders of record of the New Series A Preferred Stock because initially only the holders of Floating Rate Notes will receive New Series A Preferred Stock.

The outstanding securities of the Company consist of (i) the Existing Common Stock and (ii) the Floating Rate Notes. The Existing Common Stock is the only security registered or required to be registered under Section 12 of the Exchange Act and for which the Company has a Section 15(d) reporting obligation.

The Floating Rate Notes were registered pursuant the S-4 Registration Statement relating to an offer to exchange $220,000,000 in unregistered debt securities for corresponding registered Floating Rate Notes. The exchange offer expired on September 30, 2005 and all of the unregistered debt securities were tendered. There are no unissued securities under the S-4 Registration Statement and thus it was not updated pursuant to Section 10(a)(3) of the Securities Act by the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

The Existing Common Stock was issued on May 29, 2009 pursuant to a plan of reorganization (the "2009 Plan of Reorganization") approved by the Bankruptcy Court following the December 30, 2008 filing by the Company and certain of its subsidiaries of voluntary petitions with the Bankruptcy Court seeking reorganization relief under the provisions of Chapter 11 of the Bankruptcy Code (the "2009 Bankruptcy"). These Chapter 11 cases were jointly administered for procedural purposes under the caption *In re Constar International Inc., et al.,* Chapter 11 Case No. 08-13432 (PJW). Pursuant to the 2009 Plan of Reorganization, the issuance of the shares of the Existing Common Stock was exempt from registration under the Securities Act pursuant to Section 1145 of the Bankruptcy Code. Pursuant to the 2009 Plan of Reorganization, the Company's common stock, par value $.01 per share, which had been outstanding prior to May 29, 2009 (the "Old Common Stock"), was cancelled. The Old Common Stock had previously been listed on the NASDAQ Stock Market, but was delisted on January 8, 2009. No Floating Rate Notes were issued, cancelled or modified as a result of the 2009 Bankruptcy or 2009 Plan of Reorganization; the Floating Rate Notes that were outstanding prior to the 2009 Bankruptcy and the effectiveness of the 2009 Plan of Reorganization continued to be outstanding after the effectiveness of the 2009 Plan of Reorganization.

The Existing Common Stock was registered under Section 12(g) of the Exchange Act pursuant to a Registration Statement on Form 8-A, effective June 1, 2009. The Existing Common Stock was registered under Section 12(b) of the Exchange Act pursuant to a Registration Statement on Form 8-A, effective April 9, 2010, in connection with the listing of the Existing Common Stock on the NASDAQ Stock Market on April 9, 2010.

On January 11, 2011, the Company received notice from the NASDAQ Stock Market that the Existing Common Stock would be delisted because the Existing Common Stock did not meet NASDAQ Stock Market listing standards and that trading of the Existing Common Stock would be suspended on January 20, 2011. Since January 20, 2011, the Existing Common Stock has not traded on any other national securities exchange or on an automated dealer quotation system. Other than the Existing Common Stock and the Old Common Stock, no other securities of the Company were ever listed or traded on any securities exchange or on an automated dealer quotation system. As mentioned above, on February 18, 2011, the NASDAQ Stock Market filed a Form 25 pursuant to Rule 12d2-2(b) under the Exchange Act with respect to the Existing Common Stock. As a result of the filing of the Form 25, the Existing Common Stock was delisted from the NASDAQ Stock Market on February 28, 2011, and at such time the Company's duty to file reports under Section 13(a) of the Exchange Act solely because of the registration of the Existing Common Stock under Section 12(b) of the Exchange Act was suspended pursuant to Rule 12d2-2(d) under the Exchange Act. However, upon the suspension of the Company's reporting obligations under Section 12(b) of the Exchange Act, the Company's reporting obligations under Section 12(g) of the Exchange Act due to the prior registration of the Existing Common Stock under Section 12(g) of the Exchange Act were revived.

Upon receipt of the relief sought by this letter, the Company intends, pursuant to Rule 12g-4(a)(1) under the Exchange Act, to file a certification on Form 15 to terminate its reporting obligations under Section 13(a) of the Exchange Act (as a result of the revived registration of the Existing Common Stock under Section 12(g) of the Exchange Act) and terminate its registration under Section 12(g) of the Exchange Act. However, upon the suspension of its Exchange Act reporting obligations under Section 12(g) of the Exchange Act, the Company will nonetheless be subject to the reporting obligations of Section 15(d) of the Exchange Act, which obligations were suspended while the Company's Existing Common Stock was registered under Sections 12(g) or 12(b) of the Exchange Act.

The Company represents that the revived reporting obligation under Section 15(d) would be the only reason that the Company would have to continue to file periodic and current reports because, in accordance with the second sentence of Section 9.2(a) of the Floating Rate Notes indenture, the holders of at least a majority in aggregate principal amount of the Floating Rate Notes have waived compliance by the Company with Section 3.18 of such indenture. Such waiver does not apply to any rights the holders have under the federal securities laws, including the Exchange Act and the Trust Indenture Act of 1939, as amended. Finally, the Company represents that holders of more than 70% of the Floating Rate Notes have informed the Company that the indenture that will govern the New Notes will not require the Company to file reports with the Commission under the Exchange Act. Once the Company's reporting obligation under the Exchange Act has been terminated, the Company will not submit, file or provide such Exchange Act reports on a voluntary basis or otherwise to the Commission nor will the Company provide such reports to any third party or the trustee under the indenture governing the Floating Rate Notes or the indenture that will govern the New Notes. Accordingly, the Company also seeks to suspend, pursuant to Rule 12h-3(a) and (b)(1)(i) under the Exchange Act, its reporting obligations under Section 15(d) of the Exchange Act by filing the certification on Form 15.

The Company represents that it has filed all reports required by Section 13(a) of the Exchange Act, without regard to Rule 12b-25 under the Exchange Act, for its most recent three fiscal years and is current with respect to all Exchange Act reports as of the date of this request. Accordingly, we understand that the Company could avail itself of the suspension of its obligation to file Exchange Act reports by filing a certification on Form 15 under Rule 12h-3(a) and (b)(1)(i) under the Exchange Act, but for subsection (c) of Rule 12h-3 under the Exchange Act, which denies the suspension during any fiscal year during which a registration statement filed under the Securities Act becomes effective or is required to be updated pursuant to Section 10(a)(3) of the Securities Act, as applicable.

Prior to the commencement of the Chapter 11 Cases, the Company filed with the Commission a registration on Form S-8 (File no. 333-163482 (effective December 4, 2009)) (the "S-8 Registration Statement"), covering shares of Existing Common Stock issuable upon the exercise of options granted under the Company's 2009 Equity Compensation Plan (the "2009 Equity Plan"). No options have been granted under the 2009 Equity Plan. In addition, the Company has filed a post-effective amendment to the S-8 Registration Statement removing all unsold securities from registration thereunder, which became effective when filed on February 18, 2011.

Since the S-8 Registration Statement was post-effectively amended by the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2009, the Company seeks relief from the limitations imposed by Rule 12h-3(c) under the Exchange Act with respect to the S-8 Registration Statement. Absent relief from the application of Rule 12h-3(c) under the Exchange Act, the Company would have certain ongoing reporting obligations under Section 13(a) of the Exchange Act by virtue of Section 15(d) of the Exchange Act as a result of the application of Rule 12h-3(c).

III. The Bankruptcy

As stated above, on January 11, 2011, the Debtors filed the Chapter 11 Cases with the Bankruptcy Court and entered into the Restructuring Agreement with the Consenting Noteholders, pursuant to which the Consenting Noteholders agreed, among other things, to vote in favor of the 2011 Plan.

Among other things, the 2011 Plan provides for:

(a) The cancellation of all equity interests in the Company outstanding immediately prior to the Effective Date, including all shares of the Existing Common Stock and any options, warrants or other agreements to acquire the same;

(b) The issuance of New Common Stock to the holders of certain General Unsecured Claims, including holders of the Floating Rate Notes. The Company expects the issuance of the New Common Stock to be exempt from the registration requirements of the Securities Act, and state securities and "blue sky" laws, pursuant to the exemption provided under Section 1145 of the Bankruptcy Code;

(c) The issuance of New Series A Preferred Stock and New Notes to the holders of the Floating Rate Notes. The Company expects the issuance of the New Series A Preferred Stock and New Notes to be exempt from the registration requirements of the Securities Act, and state securities and "blue sky" laws, pursuant to the exemption provided under Section 1145 of the Bankruptcy Code, in the case of the New Series A Preferred Stock, and Section 4(2) of the Securities Act (and related state law provisions), in the case of the New Notes;

(d) The cancellation of the Floating Rate Notes and the claims arising thereunder or evidenced thereby in exchange for the issuance of the New Common Stock, New Series A Preferred Stock and New Notes to the holders of the Floating Rate Notes.

(e) The reservation of shares of New Common Stock on the Effective Date for issuance by the Company of equity based compensation and awards to the management team of the Company under the New Incentive Program.

The indenture governing the New Notes will not require the Company to file reports under the Exchange Act. Once the Company's reporting obligation under the Exchange Act has been terminated, the Company will not submit, file or provide such Exchange Act reports on a voluntary basis or otherwise to the Commission nor will the Company provide such reports to any third party or the trustee under such indenture. Pursuant to Section 304(b) of the Trust Indenture Act of 1939, as amended, the Company believes that qualification of the indenture governing the New Notes will not be required because the New Notes will be issued pursuant to an exemption from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

Immediately following consummation of the 2011 Plan and the issuance of the New Common Stock, the Company expects to have approximately 212 holders of record of its equity securities. The New Incentive Program has not yet been adopted by the Company, however, the Company represents that holders of more than 70% of the Floating Rate Notes have informed the Company that the number of participants will be so limited that the issuance of shares of New Common Stock under the New Incentive Plan would not cause the New Common Stock to be held by more than 300 holders of record.

The Company now seeks relief from its reporting obligations under Section 15(d) of the Exchange Act despite the fact that Rule 12h-3(c) under the Exchange Act states that Rule 12h-3 under the Exchange Act shall not be available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) under the Securities Act.

If the Staff grants the relief sought in this letter, no later than the due date for its next periodic report, the Company will file a certification on Form 15 (the "Form 15") with the Commission certifying that the Existing Common Stock is held of record by less than 300 persons, requesting that the Company's duty to file reports pursuant to Section 13(a) of the Exchange Act be terminated immediately pursuant to Rule 12g-4 under the Exchange Act, and requesting suspension, pursuant to Rule 12h-3(a) and (b)(1)(i) under the Exchange Act, of the Company's reporting obligations under Section 15(d) of the Exchange Act. The Company will continue to file all reports required by the Exchange Act and will be current in its Exchange Act reporting until such time as it files the Form 15.

IV. Discussion

The undersigned respectfully submits that:

- effective upon the filing of the Form 15, the Company's duty to file reports under Section 15(d) of the Exchange Act should be suspended; and
- subsection (c) of Rule 12h-3 under the Exchange Act should not be interpreted in a manner so as to require the filing of future reports despite the fact that during the Company's fiscal year ended December 31, 2010 the Company post-effectively amended its S-8 Registration Statement by filing its Annual Report on Form 10-K for the year ended December 31, 2009.

Section 15(d)'s purpose of providing information to purchasers of stock originally issued in transactions registered under the Securities Act and to the public is not applicable in the Company's situation. Similarly, the policy rational behind Rule 12h-3(c)'s deferral of the use of Form 15 when an issuer had a registration statement declared effective (or updated) during the current fiscal year is not applicable to the Company's situation.

The Commission has indicated that a literal reading of Rule 12h-3(c) is not always necessary for public policy reasons. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See* Exchange Act Release No 34-20263, dated October 5, 1983. These policy concerns are not at issue in the Company's situation. The concern about providing ongoing current information to the investing public about an issuer's activities through the end of a year in which the issuer makes an offering does not apply here because no offers or sales have ever occurred under the S-8 Registration Statement. As noted above, the Company filed a post-effective amendment to the S-8 Registration Statement on February 18, 2011 to remove from registration any unsold securities remaining under the S-8 Registration Statement. Since no investor will be able to purchase securities of the Company under the S-8 Registration Statement, the protection of Section 15(d) is no longer necessary or appropriate for the public interest or investor protection. Moreover, the Existing Common Stock is no longer trading on a national exchange and, upon the effectiveness of the 2011 Plan, all issued and outstanding shares of the Existing Common Stock will be cancelled and all holders of the Floating Rate Notes will convert their outstanding Floating Rate Notes into a mix of New Common Stock, New Series A Preferred Stock and New Notes.

We understand from the Company that there are currently 61 holders of record of the Existing Common Stock and 12 holders of record of the Floating Rate Notes. Requiring the Company to file Section 15(d) reports would not serve the purposes of Section 15(d) of the Exchange Act, but would be financially and administratively burdensome to the Company. Congress recognized that, in certain situations, the benefits of periodic reporting to the public might not always be commensurate with the burdens imposed. *See* Exchange Act Release No. 34-202063, dated October 5, 1983. The continued preparation of current and periodic reports would impose a financial burden on the Company and would involve significant management efforts. Such burdens and efforts are disproportionate to the number of record holders of the Company's securities and disproportionate to the benefits to be derived given that the Company's securities are no longer traded on a national exchange and that all issued and outstanding shares of the Existing Common Stock will be cancelled and the Floating Rate Notes will be converted upon the Company's emergence from bankruptcy.

The Staff has granted no-action relief in a range of circumstances where literal application of Rule 12h-3 would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act and where an issuer filed (i) post-effective amendments removing from registration unsold securities under its previously filed registration statements and (ii) a notice on Form 15 making appropriate claims under Rule 12g-4 and Rule 12h-3 under the Exchange Act before the due date for its next Exchange Act report. *See* Congoleum Corporation (available August 16, 2010); TXCO Resources Inc. (available March 25, 2010); Perot Systems Corporation (available February 3, 2010); International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Beverly Hills Bancorp Inc. (available March 13, 2009); Ampex Corporation (available November 14, 2008); Questar Assessment, Inc. (available June 13, 2008); International Securities Exchange (available January 3, 2008); Bausch & Lomb Incorporated (available November 6, 2007); Loudeye Corp. (available November 7, 2006); WaveRider Communications, Inc. (available March 31, 2006); Galey & Lord, Inc. (available May 10, 2004); Medialive International, Inc. (available August 13, 2003); CoorsTek, Inc. (available August 14, 2003); and Paypal, Inc. (available November 13, 2002). In each of these cases, notwithstanding the fact that a registration statement under the Securities Act had been declared effective, or was updated pursuant to Section 10(a)(3), during the relevant fiscal year, the Staff agreed with the position that Rule 12h-3(c) under the Exchange Act did not require an issuer to remain subject to the reporting requirements of Section 15(d) of the Exchange Act.

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 300 holders of record of the New Common Stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Rule 12h-3.

V. Conclusion

In light of the Staff's position in the no action letters described above and in other similar situations, the Company's current capital structure and the policy arguments presented, the Company seeks the Staff's concurrence with the Company's view that the Section 10(a)(3) update of the Company's S-8 Registration Statement during the fiscal year ended December 31, 2010 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend the Company's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act.

Due to the expense, time and effort involved in preparing and filing the Company's Annual Report on Form 10-K for the year ended December 31, 2010, we respectfully request that the Company's request be given expedited consideration. If the Staff disagrees with any of the views expressed herein, the undersigned respectfully requests an opportunity to discuss the matter with the Staff prior to any written response to this letter.

If the Staff has any questions concerning this request or requires any additional information, please contact the undersigned at (215) 994-2757 or eric.siegel@dechert.com.

Sincerely,



Eric S. Siegel